(An Exploration Stage Enterprise) CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2006 TSX: NOC www.northernperu.com

The unaudited consolidated financial statements, and accompanying notes thereto, for the periods ended  December 31, 2006 and 2005 have not been reviewed by the Company's independent auditors.

NORTHERN PERU COPPER CORP. (An Exploration Stage Enterprise) CONSOLIDATED BALANCE SHEETS (Unaudited – Prepared by Management)

	December 31, 2006	June 30, 2006

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$4,183,489	$9,145,830
Receivables	9,149	22,381
Prepaid expenses	37,902	71,375

TOTAL CURRENT ASSETS	4,230,540	9,239,586

PROPERTY AND EQUIPMENT, net (Note 3)	69,671	43,236

MINERAL PROPERTIES (Note 4)	17,984,785	13,374,555

TOTAL ASSETS	$22,284,996	$22,657,377

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$727,030	$1,171,989
Accrued liabilities	280,471	85,155

TOTAL LIABILITIES	1,007,501	1,257,144

SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 6)	22,459,154	22,459,154

CONTRIBUTED SURPLUS (Note 7)	1,713,370	1,066,605

DEFICIT ACCUMULATED DURING THE EXPLORATION STAGE	(2,895,029)	(2,125,526)

TOTAL SHAREHOLDERS’ EQUITY	21,277,495	21,400,233

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$22,284,996	$22,657,377

Commitments and contingencies (Note 12)

Subsequent event (Note 13)

APPROVED BY THE DIRECTORS
“Marshall Koval”
Director
“Anthony Floyd”
Director

See Accompanying Notes to the Consolidated Financial Statements

NORTHERN PERU COPPER CORP. (An Exploration Stage Enterprise) CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (Unaudited – Prepared by Management)

	For the Three Months Ended December 31, 2006	For the Three Months Ended December 31, 2005	For the Six Months Ended December 31, 2006	For the Six Months Ended December 31, 2005
GENERAL AND ADMINISTRATIVE EXPENSES
Stock-based compensation	$506,949	$1,341	$585,149	$4,642
Investor relations and promotion	52,403	50,195	118,515	98,780
Management and administrative services	37,118	23,749	76,876	47,725
Audit and accounting	52,744	3,343	68,371	6,863
Legal	35,775	4,012	59,838	19,275
Office and administration	25,847	11,911	46,279	23,519
Consultants	40,509	-	40,509	-
Regulatory and transfer agent fees	12,205	7,881	22,451	16,616
Travel and accommodation	3,568	(2,659)	4,716	5,098
Amortization	565	770	1,131	1,426

	767,683	100,543	1,023,835	223,944

OTHER INCOME
Interest income	49,135	4,614	109,117	13,138
Foreign exchange gain	69,674	51,316	145,215	3,960

	118,809	55,930	254,332	17,098

NET LOSS FOR THE PERIOD	(648,874)	(44,613)	(769,503)	(206,846)

DEFICIT, BEGINNING OF PERIOD	(2,246,155)	(719,573)	(2,125,526)	(557,340)

DEFICIT, END OF PERIOD	$(2,895,029)	$(764,186)	$(2,895,029)	$(764,186)

BASIC AND DILUTED LOSS PER SHARE	$(0.03)	$-	$(0.03)	$(0.01)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	27,287,442	21,506,138	27,287,442	21,224,018

See Accompanying Notes to the Consolidated Financial Statements

NORTHERN PERU COPPER CORP. (An Exploration Stage Enterprise) CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited – Prepared by Management)

	For the Three Months Ended December 31, 2006	For the Three Months Ended December 31, 2005	For the Six Months Ended December 31, 2006	For the Six Months Ended December 31, 2005

CASH PROVIDED FROM (USED IN):

OPERATING ACTIVITIES
Net loss for the period	$(648,874)	$(44,613)	$(769,503)	$(206,846)
Items not involving cash:
Amortization	565	770	1,131	1,426
Stock-based compensation	506,949	1,341	585,149	4,642

Net changes in non-cash working capital items:
Receivables	4,572	(17,340)	13,232	(28,383)
Prepaid expenses	3,557	6,717	33,473	15,238
Accounts payable	(87,111)	(5,253)	(27,007)	(1,556)
Accrued liabilities	16,597	-	(40,155)	-

	(203,745)	(58,378)	(203,680)	(215,479)

FINANCING ACTIVITIES
Shares issued for cash	-	2,908,031	-	2,910,031

INVESTING ACTIVITIES
Purchase of equipment	(12,881)	(3,756)	(31,842)	(22,647)
Expenditures on mineral properties, net of amortization	(2,203,790)	(2,704,346)	(4,544,338)	(4,040,658)
Accounts payable incurred for mineral property expenditures	50,268	126,162	(417,952)	301,618
Accrued liabilities incurred for mineral property expenditures	14,843	-	235,471	-

	(2,151,560)	(2,581,940)	(4,758,661)	(3,761,687)

INCREASE (DECREASE) IN CASH	(2,355,305)	267,713	(4,962,341)	(1,067,135)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	6,538,794	1,705,775	9,145,830	3,040,623

CASH AND CASH EQUIVALENTS, END OF PERIOD	$4,183,489	$1,973,488	$4,183,489	$1,973,488

Supplemental cash flow information (Note 8)

See Accompanying Notes to the Consolidated Financial Statements

NORTHERN PERU COPPER CORP. (An Exploration Stage Enterprise) CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited – Prepared by Management)

	Common Shares			Deficit Accumulated during the	Total
	Number	Amount	Contributed Surplus	Exploration Stage	Shareholders’ Equity

Balance, June 30, 2006	27,287,442	$22,459,154	$1,066,605	$(2,125,526)	$21,400,233

Stock based compensation	-	-	556,765	-	556,765
Net loss for the period ended December 31, 2006	-	-	-	(769,503)	(769,503)

Balance, December 31, 2006	27,287,442	$22,459,154	$1,623,370	$(2,895,029)	$21,187,495

See Accompanying Notes to the Consolidated Financial Statements

NORTHERN PERU COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

(expressed in Canadian dollars)

(Unaudited – Prepared by Management)

1.

NATURE OF OPERATIONS

(a)

Operations

Northern Peru Copper Corp. was incorporated on February 28, 2005, pursuant to the Business Corporations Act of British Columbia and effectively commenced operations on May 19, 2005.

The Company is engaged in the identification, acquisition, exploration and development of mineral resources.  The Company is considered to be in the exploration stage as it has not placed any of its mineral properties into production.

The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity or debt financing or the attainment of profitable operations to meet the Company’s liabilities as they become payable.  These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

The Company has entered into mineral property acquisition and option agreements that will require future outlays of cash in order to maintain the properties and options in good standing or in order to fulfil contractual obligations.  The Company’s continuing operations as intended are dependent on management’s ability to raise required funding through future equity issuances, debt, asset sales or a combination thereof.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Principles of presentation

These consolidated financial statements are presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) They include the accounts of Northern Peru Copper Corp. and the following subsidiaries (collectively, the “Company”):

-

1327008 Ontario Ltd. (wholly-owned)

-

Eastpac Minerals Peru SA (wholly-owned subsidiary of 1327008 Ontario Ltd.)

-

Lumina Copper SAC (wholly-owned)

-

Minera Andes Del Norte SA (subsidiary of Lumina Copper SAC).

NORTHERN PERU COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

(expressed in Canadian dollars)

(Unaudited – Prepared by Management)

2.

SIGNIFICANT ACCOUNTING POLICIES  (continued)

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada with respect to the preparation of interim financial statements.  Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of annual consolidated financial statements.  The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in the annual consolidated financial statements and the notes thereto for the fiscal year ended June 30, 2006.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.  The interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements including the notes thereto for the fiscal year ended June 30, 2006.

(b)

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

3.

PROPERTY AND EQUIPMENT

	Cost	Accumulated Amortization	Net Book Value

Furniture and equipment	$ 81,768	$ 12,097	$ 69,671

NORTHERN PERU COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

(expressed in Canadian dollars)

(Unaudited – Prepared by Management)

4.

MINERAL PROPERTIES

The Company's mineral properties are comprised of properties located in Peru.

	Galeno	Pashpap	Total

Balance, June 30, 2006	13,235,354	139,201	13,374,555

Property exploration
Drilling	1,684,550	-	1,684,550
Geological	1,341,999	1,161	1,343,160
Engineering	720,511	-	720,511
Field office and administration	254,625	1,025	255,650
Travel & accommodation	199,521	-	199,521
Metallurgical	188,345	-	188,345
Assays	150,096	-	150,096
Stock based compensation	61,616	-	61,616
Amortization	4,276	-	4,276
Tenure fees	-	2,505	2,505

Balance, December 31, 2006	$17,840,893	$143,892	$17,984,785

(a)

Galeno Property

Pursuant to an agreement dated April 25, 2003 with La Asunción Negociadora Minera SAC (ASUMIN), the Company has an option to acquire a 100% interest in the Galeno Copper-Gold Property located in northern Peru. The property consists of 4 mining concessions covering an area of approximately 1,348 hectares.  Consideration for the acquisition is an aggregate of US $2,000,000 in cash payments, of which US $880,000 has been paid.  The remaining consideration, in the amount of US $1,120,000, is payable by April 25, 2007.

The remaining payment is subject to reductions ranging from 20% to 50% depending on the average price of copper, as determined by the three month London Metal Exchange average price prior to the payment date.  The reductions only apply if the average price of copper is less than $1 per pound.  The payment may be deferred for up to three years provided payments of US $100,000 (the “penalty payments”) are made at each of April 25, 2007, 2008 and 2009, with 50% of each of those payments being applied against the amount of the deferred payment.

Should the option be exercised, the Company will be required to make bonus payments of US $250,000 upon completion of a positive feasibility study and US $1,300,000 one year after the commencement of commercial production.

NORTHERN PERU COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

(expressed in Canadian dollars)

(Unaudited – Prepared by Management)

4.

MINERAL PROPERTIES   (continued)

The Company also owns all of the shares of two companies which, collectively, own a 100% leasehold interest in the Molino mining concession (Note 12(c)).  The Molino concession is contiguous to the Galeno concessions and is considered to be an extension of the Galeno property.  The vendors retain a net profits interest in the property of up to 20% depending upon the timing of production from the concession, which interest will convert to a 1% net smelter royalty should production commence subsequent to December 31, 2006.  Pursuant to the terms of an underlying agreement, the Company is also obligated to pay US $300,000 upon commencement of commercial production and 6% of the net profits, before income taxes, to the owner of this concession.

(b)

Pashpap Property

The Company owns a 100% interest in 14 copper concessions located in northern Peru.

Pursuant to an agreement dated June 16, 2005, the Company granted an option to Japan Oil, Gas and Metals National Corporation (“JOGMEC”) to earn a 51% participating joint venture interest in the Pashpap property in consideration of JOGMEC incurring a total of US $5,000,000 of exploration expenditures and completing 25,000 metres of drilling on the property before March 31, 2009.

Upon JOGMEC earning a 51% interest in the property, a joint venture will be formed with each of JOGMEC and the Company contributing their pro-rata share of 51% and 49% respectively, towards future project costs.

5.

RELATED PARTY TRANSACTIONS

The Company shares general and administrative expenses with three other companies with certain directors in common.

These expenses include $4,778 (2005 - $4,116) for rental of office premises and $19,293 (2005 - $7,035) for management fees.  Included in accounts payable is an amount of $31,480 (2005 - $19,762) owed to one of the companies for shared expenses.

The foregoing related party transactions are recorded at the exchange amount which is the amount of consideration paid or received as established and agreed to between the parties.  In management’s opinion, the exchange amount was negotiated and established and agreed to by the related parties as if they were dealing at arm’s length.

NORTHERN PERU COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

(expressed in Canadian dollars)

(Unaudited – Prepared by Management)

6.

SHARE CAPITAL

(a)

Authorized

An unlimited number of common shares without par value.

(b)

Issued and outstanding

Common shares:

	Number of Shares	Amount

Balance, June 30, 2006 and December 31, 2006	27,287,442	$22,459,154

7.

CONTRIBUTED SURPLUS

Balance, June 30, 2006	$1,066,605
Fair value of options granted (Note 8(b))	381,102
Fair value of options vested (Note 8(b))	175,663
Compensation paid with shares (Note 13)	90,000

Balance, December 31, 2006	$1,713,370

8.

STOCK OPTIONS

(a)

Options outstanding

Under the Company’s stock option plan, the board of directors may grant options for the purchase of up to a total of 10% of the total number of issued and outstanding common shares of the Company.  Options granted under the plan vest over time at the discretion of the board of directors.  Exercise prices on options granted under the plan are determined by reference to the market value on the date of the grant.

Summary of the Company’s stock options as at December 31, 2006 is as follows:

	Number of Shares	Weighted Average Exercise Price

Outstanding at June 30, 2006	1,530,000	$1.16
Granted	360,000	$6.34

Outstanding at December 31, 2006	1,890,000	$2.14

Exercisable at December 31, 2006	1,238,338	$1.27

NORTHERN PERU COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

(expressed in Canadian dollars)

(Unaudited – Prepared by Management)

8.

STOCK OPTIONS  (continued)

At December 31, 2006, the Company has outstanding stock options to purchase an aggregate 1,890,000 common shares as follows:

Options Outstanding			Options Exercisable
Number of Shares	Expiry Date	Exercise Price	Number of Shares	Exercise Price

450,000	June 6, 2008	$0.01	450,000	$0.01
25,000	August 8, 2008	0.01	25,000	0.01
150,000	October 17, 2008	0.02	150,000	0.02
30,000	December 17, 2008	0.03	30,000	0.03
55,000	April 20, 2009	0.06	30,000	0.06
50,000	December 2, 2009	0.04	50,000	0.04
20,000	January 27, 2010	0.04	20,000	0.04
200,000	May 26, 2010	1.72	133,000	1.72
190,000	June 17, 2010	1.98	126,000	1.98
5,000	August 23, 2010	1.30	5,000	1.30
75,000	September 20, 2010	1.65	-	-
280,000	January 13, 2011	3.23	93,334	3.23
360,000	December 20, 2011	6.34	120,004	6.34

1,890,000			1,232,338

Certain of the options vest over a two year period with one-third vesting on the date of grant, one-third vesting one year from the date of grant and the remainder vesting two years from the date of grant.  As at December 31, 2006, the outstanding unvested options vest in tranches over a period from January 13, 2007 to December 20, 2008.

(b)

Stock based compensation

	Number of	Fair Value Amount
	Options	Unvested	Vested

Unexercised options, June 30, 2006	1,530,000	386,550	1,066,605
Options granted	360,000	708,450	381,102
Options vested	-	(175,663)	175,663

Unexercised options, December 31, 2006	1,890,000	$919,337	$1,623,370

NORTHERN PERU COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

(expressed in Canadian dollars)

(Unaudited – Prepared by Management)

8.

STOCK OPTIONS (continued)

The fair value used to calculate the compensation expense related to the stock options issued is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Six Months Ended December 31, 2006	Six Months Ended December 31, 2005

Weighted average:
Risk-free interest rate	3.69%	3.17%
Expected dividend yield	-	-
Expected stock price volatility	78%	74%
Expected option life in years	2	2

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

9.

SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended December 31, 2006	Three Months Ended December 31, 2005	Six Months Ended December 31, 2006	Six Months Ended December 31, 2005
Amortization included in mineral property expenditures	$2,387	$1,187	$4,276	$1,973
Stock based compensation included in mineral property expenditures	51,344	-	61,616	-

10.

SEGMENTED DISCLOSURE

The Company has one operating segment, mineral exploration, and all capital assets of the Company are located in Canada except for its mineral properties (Note 4), and certain equipment with a net book value of $61,158, which are located in Peru.

The Company operates in two geographical segments:  Canada and Peru.  Corporate administrative activities are conducted from Canada.

11.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities.  It is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values due to their short term maturity.

NORTHERN PERU COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

(expressed in Canadian dollars)

(Unaudited – Prepared by Management)

11.

FINANCIAL INSTRUMENTS   (continued)

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to foreign currency risks.

12.

COMMITMENTS AND CONTINGENCIES

(a)

On May 15, 2005, the Company entered into a Management Consultant Agreement with its president for the provision of management services to the Company in consideration of US $7,500 per month.

The Company also entered into an Executive Bonus/Retention Agreement dated May 15, 2005 with its president which provides for an aggregate of 30,000 bonus shares (10,000 bonus shares per year) as a retention bonus (10,000 common shares issued in May, 2006) as well as the payment of a share appreciation bonus and transaction bonus as follows:

(i)

Share appreciation bonus

Provided that its president is under contract with the Company at such time as the Company’s share price reaches Cdn $6 and trades at or above an average of Cdn $6 for a period of 20 consecutive trading days on the Exchange, a bonus of 15,000 common shares shall be paid.

(ii)

Transaction bonus

Provided that its president is under contract with the Company at such time as the Company undertakes a sale in respect of the Galeno property in a single transaction for a value greater than Cdn $70,000,000, a bonus of 40,000 common shares shall be paid.

(b)

During fiscal 2006, the Company issued 75,000 options to a consultant which vest upon the completion of certain achievements and which expire in September 2010.

(c)

The Molino property lease is currently the subject of ongoing litigation.  Through arbitration, the Company was successful in defending a claim by the underlying property holder that the Lease is in breach.  The underlying property holder appealed the decision of the arbitrator.  This appeal was dismissed.  An attempt was made to bring the claim before the Judiciary of Peru; however the Judge determined that the appropriate forum for the dispute was the Arbitration.  The underlying property owner has now appealed this determination before the Court of Appeal. The Company believes it will be successful in defending this most recent appeal; however, the Company cannot guarantee results.  If this appeal is rejected, the property owner may still appeal to the Supreme Court of Peru.  An ultimate unfavourable ruling by the Supreme Court will result in the Judge deciding if the statute of limitations shall apply to the action filed by the underlying property owner.  If the Judge´s decision is that the statute of limitations does not apply, then it will admit the underlying property owner´s action.  If the Judge decides that the statute of limitations does apply, then the decision can be appealed before the Court of Appeal and thereafter before the Supreme Court of Peru.

NORTHERN PERU COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

(expressed in Canadian dollars)

(Unaudited – Prepared by Management)

12.

COMMITMENTS AND CONTINGENCIES

If the underlying property owner´s action is admitted and the Judiciary finally rules that the Company had breached the Lease it could result in a loss of the Molino mining concession, the result of which would be to limit an expansion of the known Galeno resource and the loss of the Hilorico resource.

13.

SUBSEQUENT EVENT

In January, 2007 the Company issued 15,000 common shares with a fair value of $90,000 for a share appreciation bonus (Note 12(a)(i)).